Mail Stop 3010

May 28, 2009

VIA USMAIL and FAX (770) 857-4755

Mr. Scott A. Hill
Senior Vice President, Chief Financial Officer
Intercontinentalexchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, Georgia 30328

>   **Re: Intercontinentalexchange, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed on February 11, 2009**
>   **File No. 001-32671**

Dear Mr. Scott A. Hill:

We have reviewed your response letter filed May 6, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Consolidated Statements of Cash Flows, page 96

1.   We read your response to comment one. Additionally we note that the FSA requires certain of your funds to be restricted *at all times* and that the ICE Clear Europe Guarantee Fund may be used to cover losses or customer defaults. These activities seem to indicate that the restriction is related to the on-going operations of the business. Please clarify and to the extent that the restricted cash is based upon operating activities, confirm that you will reclassify the amount reported on your Statement of Cash Flows in future filings.

Note 10 – Shareholders' Equity

Restricted Stock Plans, page 118

2.   We read your response to comment three. Please confirm that future filings will include disclosure of the significant assumptions used in your model as required by paragraph A240(e)(2) of SFAS 123R.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant